

06019429

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities
Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities
and Exchange Commission (the "Commission") pursuant to Rule 12g3-
2(b) promulgated under the Act, enclosed is Sandvik AB Press Release,
Sandvik to acquire Metso Powdermet AB, dated 23 November 2006,
which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76